Reliance Communications
Anil Dhirubhai Ambani Group

[redacted]

07020846

RECEIVED
2007 FEB -6 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

31st January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India, as per the requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1	Letter dated 31.01.2007 accompanied with Unaudited Financial Results for the quarter and twelve months ended December 31, 2007, Unaudited Consolidated Financial Results for the quarter and Nine months ended December 31, 2006 and Changes in Statutory Auditors.
2	Media Release dated 31.01.2007.

Copies of the above letters are enclosed herewith for your information and record.

Very truly yours
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
FEB 0 8 2007
THOMSON FINANCIAL

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: 1. Unaudited Financial Results for the quarter and twelve months ended December 31, 2006.

2. Unaudited Consolidated Financial Results for the quarter and nine months period ended December 31, 2006.

3. Changes in Statutory Auditors of the Company.

Further to our letter dated January 24, 2007, we enclose herewith:

1. Unaudited Financial Results of the Company for the quarter and twelve months period ended December 31, 2006 pursuant to Clause 41 of the Listing Agreement, taken on record by the Board of Directors at its meeting held on January 31, 2007.

2. Unaudited Consolidated Financial Results of the Company, for the quarter and nine months period ended December 31, 2006 taken on record by the Board of Directors at its meeting held on January 31, 2007.

3. The Company has appointed M/s Chaturvedi & Shah, Chartered Accountants and M/s BSR & Co., Chartered Accountants as the Joint Statutory Auditors of the Company alongwith present Statutory Auditors of the Company M/s RSM & Co., Chartered Accountants to conduct audit for the year 2006-07 as per the approval of the members vide Postal Ballot, result of which was declared on 8th January, 2007. M/s RSM & Co., Chartered Accountants, one of the Auditors of the Company have since resigned as Auditors of the Company. They continue as one of the Statutory Auditors of Reliance Telecom Ltd., a wholly owned subsidiary of the Company.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)
Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter and Twelve months ended 31st December 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended		Twelve months ended		Year ended
		31-Dec-06	31-Dec-05 (See Note 3)	31-Dec-06	31-Dec-05 (See Note 3)	31-Dec-05 (Nine Months Audited)
1	**Net Income from Services**	**3 044.51**	**6.47**	**8 620.71**	**6.47**	**6.47**
	a) Income from Services	3 043.45	-	8 584.97	-	-
	b) Other Income	1.06	6.47	35.74	6.47	6.47
2	**Total Expenditure**	**1 766.58**	**1.67**	**5 308.03**	**1.67**	**1.67**
	a) Access Charges	661.11	-	1 927.50	-	-
	b) Licence Fees	236.25	-	716.46	-	-
	c) Network Expenses	159.49	-	627.22	-	-
	d) Staff Cost	162.57	1.11	492.04	1.11	1.11
	e) Sales and Marketing Expenses	362.52	0.56	1 035.58	0.56	0.56
	f) General Administration Expenses	184.64	-	509.23	-	-
3	**Operating Profit before Interest, Depreciation, Amortisation, Exceptional and Non-recurring Items**	**1 277.93**	**4.80**	**3 312.68**	**4.80**	**4.80**
4	Finance Charges (Net)	62.01	(6.79)	162.84	(6.79)	(6.79)
5	**Operating Profit before Depreciation, Amortisation, Exceptional and Non-recurring Items**	**1 215.92**	**11.59**	**3 149.84**	**11.59**	**11.59**
6	Depreciation / Amortisation / Misc. Exp. Written off	426.86	2.74	1 364.39	2.74	2.74
7	**Operating Profit before Exceptional and Non-recurring Items**	**789.06**	**8.85**	**1 785.45**	**8.85**	**8.85**
8	Exceptional and non-recurring items	15.00	-	45.00	-	-
9	**Profit/ (Loss) before tax**	**774.06**	**8.85**	**1 740.45**	**8.85**	**8.85**
10	Provision for Taxation					
	- Current tax	0.00	2.57	9.35	2.57	2.57
	- Deferred tax	0.00	0.63	0.00	0.63	0.63
	- Fringe Benefit tax	3.00	.00	9.00	.00	.00
11	**Net Profit / (Loss)**	**771.06**	**5.65**	**1 722.10**	**5.65**	**5.65**
12	**Paid-up share capital**					
	Equity shares (Face Value of Rs.5 each)	**1 022.31**	**0.05**	**1 022.31**	**0.05**	**0.05**
13	Reserves excluding revaluation reserves (as per Balance Sheet) of previous accounting year					14 783.42
14	Earnings per share (of Rs. 5) (Not annualised)					
	Basic	3.77	849.62	8.42	849.62	849.62
	Diluted	3.72	0.10	8.30	0.10	0.10
15	Aggregate of Non- Promoter Shareholding					
	Number of shares	67 97 93 530		67 97 93 530		
	Percentage of shareholding	33.25		33.25		

Segment Analysis

Sr. No.	Particulars	Quarter ended 31-Dec-06	Quarter ended 31-Dec-05 (See Note 3)	Twelve months ended 31-Dec-06	Twelve months ended 31-Dec-05 (See Note 3)	Year ended 31-Dec-05 (Nine Months Audited)
	Segment Revenue					
	a) Wireless	2,383.55		6,642.18		-
	b) Global	922.78		2,742.98		-
	c) Broadband	228.72		545.99		-
	d) Others / Unallocated	1.06	6.47	35.74	6.47	6.47
	Total	**3,536.11**	**6.47**	**9,966.89**	**6.47**	**6.47**
	Less: Inter segment Revenue	491.60	-	1 346.18	-	-
	Net after Inter segment Revenue	**3,044.51**	**6.47**	**8,620.71**	**6.47**	**6.47**
	Segment results					
	Profit / (Loss) before tax and interest from each segment					
	a) Wireless	562.06		1,340.82		-
	b) Global	229.86		632.10		-
	c) Broadband	52.31		95.56		-
	d) Others / Unallocated	6.84	2.06	(120.19)	2.06	2.06
	Total	**851.07**	**2.06**	**1,948.29**	**2.06**	**2.06**
	Less : Finance Charges (Net)	62.01	(6.79)	162.84	(6.79)	(6.79)
	Less : Other Unallocable expenditure net of un-allocable income	15.00	0.00	45.00	0.00	0.00
	Profit Before Tax	**774.06**	**8.85**	**1,740.45**	**8.85**	**8.85**
	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless			12,687.74	-	
	b) Global			2,634.98	-	
	c) Broadband			1,853.88	-	
	d) Others / unallocated			13,640.99	15,395.68	15,395.68
	Total			**30,817.59**	**15,395.68**	**15,395.68**

NOTES

1 The current financial year of the Company commenced on 1st January, 2006. This is the fourth quarterly financial results of the Company for the current financial year.

2 The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the High Courts of Judicature in Bombay and Gujarat became effective from 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs.5/- each. Upon said allotment, the paid up equity Share capital of the Company has increased to Rs. 1,022.31 crores divided into 204,46,14,990 equity shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company.

As approved by the Hon'ble High Court of Judicature of Bombay, the depreciation is net of the amount of Rs.494.59 Crore adjusted from provision for business restructuring and Scheme related expenditure of Rs.28.53 Crore is adjusted from provision for business restructuring.

3 (a) Figures for the previous year includes the transactions specified in the Scheme of Arrangement between Reliance Industries Limited and the Company. Since the Company was in pre-operative stage upto 30th September, 2005, Profit and loss account for the previous year was prepared for the period October 2005 to December, 2005

(b) The results for the Twelve months ended 31st December,2006 include nine months' operating results of erstwhile Reliance Infocomm Limited for the period from 1st April, 2006 to 31st December,2006, which was merged into the Company with effect from 31st March, 2006 and hence, the figures relating to the quarter and twelve months ended December 31, 2006 are not comparable.

4 As part of the ongoing group restructuring including consolidation of the wireless tower and related infrastructure ("Passive Infrastructure"):

(i) a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, between the Company, Reliance Telecom Limited ("RTL") and Reliance Telecom Infrastructure Limited ("RTIL"), (RTL and RTIL being the subsidiaries of the Company), has been proposed whereby Passive Infrastructure of the Company and RTL will be demerged into RTIL. This Scheme has been approved by the equity shareholders of the Company at their meeting held on January 27, 2007 and a petition for sanction by the High Court of Judicature at Bombay is being filed.

(ii) Reliance Next Generation Technology Private Limited ("RNGL"), another subsidiary of the Company, is proposed to be merged with RTIL, in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, filed before the High Court of Judicature at Bombay, pursuant to which upon sanction of the Scheme, RTIL would issue its equity shares, aggregating Rs. 100 crores to Reliance Communications Infrastructure Limited ("RCIL"), also a wholly owned subsidiary of the Company.

(iii) Synergy Entrepreneurs Solutions Private Limited ("SESPL"), wholly owned subsidiary of the Company, is proposed to be merged with RCIL , in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, pursuant to which the businesses of SESPL will be consolidated with the business of RCIL.

(iv) Reliance Infoinvestments Limited ("RIIL"), wholly owned subsidiary of the Company, is proposed to be merged with RCIL, in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, pursuant to which the businesses of RIIL will be consolidated with the business of RCIL.

5 The Company has appointed M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants as the Joint Statutory Auditors of the Company alongwith present Statutory Auditors of the Company M/s. RSM & Co., Chartered Accountants to conduct audit for the year 2006-07 as per the approval of the members vide Postal Ballot, result of which was declared on 8th January, 2007. M/s. RSM & Co., Chartered Accountants, one of the Auditors of the Company have since resigned as Auditors of the Company. They continue as one of the Statutory Auditors of Reliance Telecom Ltd, a wholly owned subsidiary of the Company.

6 No complaint from Investors was pending at the beginning of the quarter. During the quarter 42 complaints were received and all the complaints were resolved. No complaint was pending as on December 31, 2006.

7 The Company is operating under Wireless, Global, Broadband and others segments as per Accounting Standard 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India and accordingly segment wise information are given.

8 Previous period's figures have been reworked, regrouped, rearranged and reclassified, wherever required.

9 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st January, 2007 and the same has been subjected to limited review by the Statutory Auditors of the Company

For Reliance Communications Limited

Place: Mumbai

Date 31st January, 2007

Anil D. Ambani

Chairman

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai

Unaudited Consolidated Financial Results for the Quarter and Nine months ended 31st December, 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended		Nine Months ended		Twelve months ended
		31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05	31-Mar-06
			(See Note 2)		(See Note 2)	(See Note 2)
1	Net Income from Services	3,755.30	2,991.00	10,531.37	7,796.00	10,766.35
2	Total Expenditure					
	a) Access Charges and Licence Fee	949.07	1,092.00	2,784.47	3,011.00	4,040.41
	b) Network Expenses	416.50	417.00	1,231.41	1,200.00	1,534.60
	c) Staff Cost	219.98	214.00	662.78	657.00	839.43
	d) Selling, General and Administration Expenses	642.58	398.82	1,767.30	1,454.45	1,816.69
	Total Expenditure	2,228.13	2,121.82	6,445.96	6,322.45	8,231.13
3	**Operating Profit before Interest, Depreciation, Amortisations, Exceptional & Non-recurring Items**	1,527.17	869.18	4,085.41	1,473.55	2,535.22
4	Finance Charges (Net)	(65.69)	149.18	39.52	259.55	321.47
5	**Operating Profit before Depreciation, Amortisation, Exceptional and Non-recurring Items**	1,592.86	720.00	4,045.89	1,214.00	2,213.75
6	Depreciation / Amortisation / Misc. Exp. Written Off	652.44	398.00	1,827.54	1,153.00	1,698.68
7	**Operating Profit before Exceptional and Non-recurring Items**	940.42	322.00	2,218.35	61.00	515.07
8	Exceptional and Non-recurring Items	2.99	-	32.99	-	37.43
9	**Profit / (Loss) before Tax**	937.43	322.00	2,185.36	61.00	477.64
10	Provision for taxation (Including FBT)	13.01	12.00	46.61	20.00	33.73
11	**Net Profit / (Loss)**	924.42	310.00	2,138.75	41.00	443.91
12	Paid-up share capital					
	Equity shares (Face Value of Rs. 5 each)	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
13	Reserve excluding Revaluation Reserve (As per Balance Sheet) of previous accounting year					10,719.64
14	Earning per Share (of Rs. 5) (Not Annualised)					
	- Basic	4.52	2.53	10.46	0.34	3.63
	- Diluted	4.45	2.53	10.31	0.34	2.17
15	Aggregate of Non-promoter Shareholding					
	Number of shares	679,793,530		679,793,530		
	Percentage of shareholding	33.25		33.25		

Segment Analysis

Rs. in Crore

		Quarter ended		Nine Months ended		Twelve months ended
		31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05	31-Mar-06
			(See Note 2)		(See Note 2)	(See Note 2)
	Segment revenue					
	a) Wireless	2,752.00	1,981.00	7,759.00	5,244.00	7,364.00
	b) Global	1,333.47	1,391.00	3,883.00	3,770.00	5,186.00
	c) Broadband	316.06	127.00	815.00	318.00	513.00
	d) Others / Unallocated	76.92	110.00	276.79	275.00	320.00
	Total	**4,478.45**	**3,609.00**	**12,733.79**	**9,607.00**	**13,383.00**
	Less: Inter segment Revenue	(723.15)	(618.00)	(2,202.42)	(1,811.00)	(2,616.65)
	Net after Inter segment Revenue	**3,755.30**	**2,991.00**	**10,531.37**	**7,796.00**	**10,766.35**
	Segment results					
	Profit / (Loss) before tax and interest from each segment					
	a) Wireless	554.19	336.70	1,552.01	635.43	1,017.81
	b) Global	249.09	83.81	544.39	26.64	131.20
	c) Broadband	109.05	(3.07)	244.70	(64.83)	(42.44)
	d) Others / Unallocated	(37.60)	53.74	(83.23)	(276.69)	(270.03)
	Total	**874.73**	**471.18**	**2,257.87**	**320.55**	**836.54**
	Less : Finance Charges (Net)	(65.69)	149.18	39.52	259.55	321.47
	Less : Other Unallocable expenditure net of un-allocable income	2.99	-	32.99	-	37.43
	Profit Before Tax	**937.43**	**322.00**	**2,185.36**	**61.00**	**477.64**
	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless			15,572.83	9,455.39	10,544.44
	b) Global			6,434.83	3,092.10	4,360.36
	c) Broadband			2,921.44	1,975.01	2,595.48
	d) Others / unallocated			8,558.76	9,958.44	4,586.00
	Total			**33,487.86**	**24,480.94**	**22,086.28**

NOTES

1 The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the High Courts of Judicature in Bombay and Gujarat became effective from 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs.5/- each. Upon said allotment, the paid up equity Share capital of the Company has increased to Rs. 1,022.31 crores divided into 204,46,14,990 equity shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company.

As approved by the Hon'ble High Court of Judicature of Bombay, the depreciation is net of the amount of Rs.494.59 Crore adjusted from provision for business restructuring and Scheme related expenditure of Rs.28.53 Crore is adjusted from provision for business restructuring.

2 The current financial year of the Company commenced on 1st January, 2006. This is the fourth quarterly financial results of the Company for the current financial year. Prior to the effectiveness of the aforesaid Scheme, the Company held less than 50% paid up equity shares of each of its key investee companies. However, as comparable results of the previous year, consolidated on a proforma basis as if the Scheme had been implemented are available only for the nine months' period ended 31st December, 2005, the consolidated results are given only for the corresponding quarter and nine months ended 31st December 2006. Similarly with a view to providing more relevant information the proforma consolidated results are given for the twelve months ended 31st March 2006 instead of for the year ended 31st December 2005.

3 As part of the ongoing group restructuring including consolidation of the tower related infrastructure ("Passive Infrastructure"):

(i) a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, between the Company, Reliance Telecom Limited ("RTL") and Reliance Telecom Infrastructure Limited ("RTIL"), (RTL and RTIL being the subsidiaries of the Company), has been proposed whereby Passive Infrastructure of the Company and RTL will be demerged into RTIL. This Scheme has been approved by the equity shareholders of the Company at their meeting held on January 27, 2007 and a petition for sanction by the High Court of Judicature at Bombay is being filed.

(ii) Reliance Next Generation Technology Private Limited ("RNGL"), another subsidiary of the Company, is proposed to be merged with RTIL, in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, filed before the High Court of Judicature at Bombay, pursuant to which upon sanction of the Scheme, RTIL would issue its equity shares, aggregating Rs. 100 crores to Reliance Communications Infrastructure Limited ("RCIL"), also a wholly owned subsidiary of the Company.

(iii) Synergy Entrepreneurs Solutions Private Limited ("SESPL"), wholly owned subsidiary of the Company, is proposed to be merged with RCIL , in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, pursuant to which the businesses of SESPL will be consolidated with the business of RCIL.

(iv) Reliance Infoinvestments Limited ("RIIL"), wholly owned subsidiary of the Company, is proposed to be merged with RCIL, in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, pursuant to which the businesses of RIIL will be consolidated with the business of RCIL.

4 The Company has appointed M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants as the Joint Statutory Auditors of the Company alongwith present Statutory Auditors of the Company M/s. RSM & Co., Chartered Accountants to conduct audit for the year 2006-07 as per the approval of the members vide Postal Ballot, result of which was declared on 8th January, 2007. M/s. RSM & Co., Chartered Accountants, one of the Auditors of the Company have since resigned as Auditors of the Company. They continue as one of the Statutory Auditors of Reliance Telecom Ltd. a wholly owned subsidiary of the Company.

5 No complaint from Investors was pending at the beginning of the quarter. During the quarter 42 complaints were received and all the complaints were resolved. No complaint was pending as on December 31, 2006.

6 The Company is operating under Wireless, Global, Broadband and others segments as per Accounting Standard 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India and accordingly segment wise information are given.

7 Previous period's figures have been reworked, regrouped, rearranged and reclassified, wherever required.

8 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st January, 2007 and the same has been subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 31st January, 2007

Anil D. Ambani
Chairman

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Media Release**

We enclose herewith the media release dated January 31, 2007 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

RELIANCE COMMUNICATIONS ANNOUNCES
FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2006

NET PROFIT UP 198% AT RS 924 CRORE (US$ 209 MILLION)

EBITDA HIGHER BY 76% AT RS 1,527 CRORE (US$ 346 MILLION)

EBITDA MARGIN EXPANDS TO A RECORD 41% FROM 29%

REVENUES AT RS 3,755 CRORE (US$ 851 MILLION) - AN INCREASE OF 26%

CONTINUATION OF STRONG EBITDA GROWTH
ACROSS ALL BUSINESSES - PERSONAL, GLOBAL AND ENTERPRISE

RECORD 4 MILLION WIRELESS CUSTOMER ADDITIONS
DURING THE QUARTER

BOARD APPROVES GLOBAL LISTING OF FLAG TELECOM

BOARD APPROVES RELIANCE TELECOM INFRASTRUCTURE TO EXAMINE OPTIONS
FOR UNLOCKING THE VALUE OF ITS ASSETS

SHAREHOLDERS EQUITY CROSSES RS 20,000 CRORE (US$ 4.5 BILLION)

Mumbai, January 31, 2007: Reliance Communications Limited today announced its unaudited consolidated financial results for the quarter ended December 31, 2006. The highlights of financial performance are:

- **Net Profit of Rs. 924 crore** (US$ 209 million), **higher by 198%** compared to Net Profit of Rs. 310 crore (US$ 70 million) in the corresponding quarter last year

- **EBITDA at Rs. 1,527 crore** (US$ 346 million), **growth of 76%** over the corresponding quarter last year

- **Revenue growth of 26% at Rs. 3,755 crore** (US$ 851 million) from Rs. 2,991 crore (US$ 678 million)

- **EBITDA margin expands to a record 41% from 29%**, with strong contributions across all businesses - Personal, Global and Enterprise

- **Shareholders Equity crosses Rs. 20,000 crore** (more than US$ 4.5 billion). Net Debt to Equity Ratio further reduces to 0.07:1, providing substantial borrowing capacity to fund future growth

- **Capex for FY2007 now expected at over Rs. 7,700 crore** (US$ 1.75 billion)

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited said:

"We have delivered another quarter of strong revenue and EBITDA growth across all our business segments. Net profits have increased by 3 times in the past year.

This performance has lifted Reliance Communications into the select group of companies with annualised EBITDA of well over Rs 5,000 crore (US$1.1 billion), EBITDA margins above 40%, Shareholders Equity of over Rs 20,000 crore (US$4.5 billion), and a Stockmarket Value of nearly Rs 94,000 crore (over US$21 billion). Reliance Communications is now one of Asia's most valuable telecom companies.

We remain focused on further strengthening our position within India's rapidly growing telecom sector, achieving profitable growth, and delivering long term value for our 2 million shareholders."

UNLOCKING VALUE

- **FLAG TELECOM**

The Board of Reliance Communications has approved the global listing of FLAG Telecom.

Reliance Communications has turned around the performance of FLAG Telecom over the past year and aligned it with the Indian franchise.

FLAG Telecom sees enormous growth potential in bridging the digital divide and had recently announced its nearly Rs 7,000 crore (US$1.5 billion) Next Generation Network project which on completion will make the company the largest fully IP-enabled global undersea cable system operator touching 80% of the world population.

The potential global listing of FLAG Telecom would highlight the hidden value created in its business and provide further focus on the unique growth opportunities.

- **RELIANCE TELECOM INFRASTRUCTURE**

The Board of Reliance Communications noted the shareholder approval given to the scheme of demerger of the wireless towers business. **The Board approved Reliance Telecom Infrastructure to examine options for unlocking the value of its assets.**

BUSINESS REVIEW

- PERSONAL (WIRELESS)

Reliance Communications added a record 4 million wireless customer (net) during the quarter, compared with 2.1 million in the corresponding quarter last year.

At end-December 2006, the Company had over 30 million wireless customers on its network, representing a market share of 20.5% of the All India wireless market. It maintained market share of net wireless customer additions at 20.2% in Q3 FY2007.

Revenues of the Personal business increased by 39% to Rs. 2,752 crore (US$ 624 million) from Rs. 1,981 crore (US$ 449 million). EBITDA increased 62% to Rs. 1,029 crore (US$ 233 million) from Rs. 636 crore (US$ 144 million).

- **GLOBAL**

FLAG Telecom won major new contracts worth more than US$ 100 million (about Rs. 440 crore) during Q3 FY2007.

In the increasingly competitive ILD market, Reliance Communications maintained its leading market share of 40%.

Reliance India Call has recently been introduced in Australia and the worldwide access of our Reliance Global Call service has been extended to 200 countries.

EBITDA increased by 68% during the quarter to Rs. 355 crore (US$ 80 million). **The Global business achieved higher profit margins, with an increased contribution from the portfolio of data services. EBITDA margins increased to 27% from 15%.**

- **ENTERPRISE (BROADBAND)**

The number of access lines increased to 530,000 in Q3 FY2007 from 217,000.

Leveraging the 20,000 kms of metro fiber optic cables, the number of buildings directly connected to the Reliance network increased by 110,000 in the past quarter to 379,000.

Major new orders booked by the Enterprise business during the quarter increased by over 25%. Reliance Communications has 50% market share of new Enterprise business acquisitions.

Enterprise achieved revenue growth of 149% to Rs. 316 crore (US$ 72 million) and an EBITDA margin of 47% in Q3 FY2007.

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Background

Reliance Communications Limited is part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Communications is India's largest integrated communications service provider in the private sector with over 32 million individual consumer, enterprise, and carrier customers.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

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